EXHIBIT 99.1

NEWS RELEASE

South Bow Announces Timing of First-quarter 2025 Results, Conference Call and Webcast, and Annual General Meeting

CALGARY, Alberta, April 14, 2025 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) will release its first-quarter 2025 financial and operational results after the close of markets on May 15, 2025.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's first-quarter 2025 results on May 16, 2025 at 8 a.m. MT (10 a.m. ET).

Date	May 16, 2025
Time	8 a.m. MT (10 a.m. ET)
Conference call link	https://register-conf.media-server.com/register/BId617246730904edb8fcd91f5711d3d01
Webcast link	https://edge.media-server.com/mmc/p/kwfa3wjm

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Annual general meeting details

As previously announced, South Bow's annual meeting of shareholders (the Meeting) will be held virtually via live audio webcast on May 15, 2025 at 8 a.m. MT (10 a.m. ET) to enable greater shareholder attendance and participation.

Date	May 15, 2025
Time	8 a.m. MT (10 a.m. ET)
Webcast link	https://meetings.lumiconnect.com/400-565-331-857
Password	southbow2025

For full details on how to vote, as well as attend and participate in the Meeting, refer to South Bow's management information circular and virtual meeting user guide, available on South Bow's website at www.southbow.com/investors/shareholder-meeting, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov.

Copies of South Bow's audited consolidated financial statements and notes and management's discussion and analysis as at and for the year ended Dec. 31, 2024 are available electronically on South Bow's website at www.southbow.com/investors, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov. Printed copies of these documents are available, free of charge, upon request by calling 1-844-318-7826 or e-mailing investor.relations@southbow.com.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements). In particular, this news release contains forward-looking statements, including timing of the release of financial and operational results, the related conference call and webcast and replay, and timing of the Meeting. The forward-looking statements are based on certain assumptions that South Bow has made regarding, among other things: market conditions; economic conditions; and prevailing governmental policies or regulatory, tax, and environmental laws and regulations. Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; actions taken by governmental or regulatory authorities; adverse general economic and market conditions, and other factors set out in South Bow's public disclosure documents. The foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contact information

Investor Relations Martha Wilmot investor.relations@southbow.com	Media Relations Solomiya Lyaskovska communications@southbow.com